Filed by Sprint Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Sprint Corporation

Commission File No.: 001-04721

https://www.prnewswire.com/news-releases/sprint-announces-increase-in-aggregate-consent-payment-and-acceleration-of-expiration-

time-to-may-17-2018-relating-to-consent-solicitation-with-respect-to-certain-series-of-notes-by-its-wholly-owned-finance-

subsidiary-sprint-cap-300649431.html?tc=eml_cleartime

Sprint Announces Increase in Aggregate Consent Payment and Acceleration of Expiration Time to May 17, 2018 Relating to Consent Solicitation With Respect to Certain Series of Notes by its Wholly-Owned Finance Subsidiary, Sprint Capital Corporation

NEWS PROVIDED BY

Sprint

07:20 ET

OVERLAND PARK, Kan., May 16, 2018 /PRNewswire/ — Sprint Corporation (NYSE: S) (“Sprint”) announced today that Sprint Capital Corporation (“SCC”), which is a wholly-owned finance subsidiary of Sprint Communications, Inc. (“SCI”), which is in turn a wholly-owned subsidiary of Sprint, has amended the terms of its previously announced consent solicitation (the “SCC Consent Solicitation”) with respect to certain proposed amendments to the indenture, dated as of October 1, 1998 (as supplemented and amended, the “SCC Indenture”), governing SCC’s 6.875% Notes due 2028 (CUSIP No. 852060AD4) (the “2028 Notes”) and 8.750% Notes due 2032 (CUSIP No. 852060AT9; 144A: 852060AQ5; Reg S: U84681AD4) (together with the 2028 Notes, the “SCC Notes,” and each series of the SCC Notes, a “Series”).

SCC has amended the terms of the SCC Consent Solicitation to increase the aggregate consent payment for each Series (the “Aggregate Consent Payment”) as follows:

Series of SCC Notes	CUSIP Number(s)	Outstanding Aggregate Principal Amount	Aggregate Consent Payment
6.875% Notes due 2028	852060 AD4	$2,475,000,000	$99,000,000
8.750% Notes due 2032	852060 AT9 852060 AQ5 U84681 AD4	$2,000,000,000	$80,000,000

SCC has also accelerated the expiration time of the SCC Consent Solicitation from 5:00 p.m., New York City time, on May 18, 2018, to 5:00 p.m., New York City time, on May 17, 2018, unless otherwise terminated or extended (the “Expiration Time”).

As a result of the amended Aggregate Consent Payment for each Series of SCC Notes, SCC now believes that the change in yield in the SCC Notes will, in each case, cause a deemed exchange of such notes for U.S. federal income tax purposes. For a description of the U.S. federal income tax impacts of a deemed exchange, see “Certain U.S. Federal Income Tax Considerations” in SCC’s Consent Solicitation Statement, dated May 14, 2018 (the “Consent Solicitation Statement”). Except for as described above, the existing terms of the SCC Consent Solicitation remain unchanged.

The SCC Consent Solicitation is being conducted in connection with Sprint’s previously announced agreement to merge (the “Merger”) with a wholly-owned subsidiary of T-Mobile US, Inc. (“T-Mobile”), with Sprint surviving, after which Sprint is expected to become a direct or indirect wholly-owned subsidiary of T-Mobile USA, Inc. (“T-Mobile USA”), pursuant to that certain Business Combination

Agreement (the “Business Combination Agreement”), dated as of April 29, 2018, among Sprint, T-Mobile, SoftBank Corp. (“SoftBank”), Deutsche Telekom AG (“Deutsche Telekom”) and the additional parties thereto (the Merger, together with the other transactions contemplated by the Business Combination Agreement, the “T-Mobile Transaction”).

This press release does not set forth all of the terms and conditions of the consent solicitations. Holders of the SCC Notes should carefully read the Consent Solicitation Statement for a complete description of all terms and conditions before making any decision with respect to the SCC Consent Solicitation. SCC does not make any recommendation as to whether or not any holder should consent to the SCC Proposed Amendments. Additional information concerning the terms and conditions of the SCC Consent Solicitation, and the procedure for delivering consents, may be obtained from the lead solicitation agent, J.P. Morgan Securities LLC, at (866) 834-4666 (toll-free) or (212) 834-3260 (collect). Deutsche Bank Securities Inc. is acting as co-solicitation agent for the SCC Consent Solicitation. Copies of the SCC Solicitation Statement may be obtained from the information agent, Georgeson LLC, by calling (866) 856-2826 for bondholders, banks and brokers or by email at sprint@georgeson.com.

This announcement is for information purposes only and is neither an offer to sell nor a solicitation of an offer to buy any Series of SCC Notes or any other securities. This announcement is also not a solicitation of consents with respect to the SCC Proposed Amendments or any securities. The solicitation of consents by SCC is being made only pursuant to the SCC Solicitation Statement. The SCC Consent Solicitation is not being made in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such solicitation under applicable state or foreign securities or “blue sky” laws.

About Sprint

Sprint is a communications services company that creates more and better ways to connect its customers to the things they care about most. Sprint served 54.6 million connections as of March 31, 2018 and is widely recognized for developing, engineering and deploying innovative technologies, including the first wireless 4G service from a national carrier in the United States; leading no-contract brands including Virgin Mobile USA, Boost Mobile and Assurance Wireless; instant national and international push-to-talk capabilities; and a global Tier 1 Internet backbone. Today, Sprint’s legacy of innovation and service continues with an increased investment to dramatically improve coverage, reliability and speed across its nationwide network and commitment to launching the first 5G mobile network in the United States.

About T-Mobile

As America’s Un-carrier, T-Mobile is redefining the way consumers and businesses buy wireless services through leading product and service innovation. T-Mobile’s advanced nationwide 4G LTE network delivers outstanding wireless experiences to 74.0 million customers who are unwilling to compromise on quality and value. Based in Bellevue, Washington, T-Mobile provides services through its subsidiaries and operates its flagship brands, T-Mobile and MetroPCS.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain forward-looking statements concerning Sprint, T-Mobile and the T-Mobile Transaction. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the T-Mobile Transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, Sprint’s, T-Mobile’s and the combined company’s plans, objectives, expectations and intentions and the expected timing of completion of the T-Mobile Transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the T-Mobile Transaction, or the failure to satisfy any of the other conditions to the T-Mobile Transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the Business Combination Agreement; adverse effects on the market price of Sprint’s or T-Mobile’s common stock and on Sprint’s or T-Mobile’s operating results because of a failure to complete the T-Mobile Transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the T-Mobile Transaction on the expected terms or timing or at all; the ability of Sprint, T-Mobile and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of Sprint’s or T-Mobile’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the T-Mobile Transaction on the market price of Sprint’s or T-Mobile’s common stock and on Sprint’s or T-Mobile’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the T-Mobile Transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of Sprint, T-Mobile or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the Business Combination Agreement during the pendency of the T-Mobile Transaction could adversely affect Sprint’s or T-Mobile’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which Sprint and T-Mobile operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the Securities and Exchange Commission (the “SEC”) and available at www.sec.gov and www.t-mobile.com, and in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A—Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this press release are cautioned not to place undue reliance on such forward-looking statements. Sprint and T-Mobile assume no obligation to update or revise the information contained in this press release (whether as a result of new information, future events or otherwise), except as required by applicable law.

No Offer or Solicitation / Additional Information and Where to Find It:

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the T-Mobile Transaction, T-Mobile will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint, that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to Sprint and T-Mobile stockholders. Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from Sprint or T-Mobile. The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091. The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210.

Participants in the Solicitation

Sprint and T-Mobile and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the T-Mobile Transaction. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Sprint or T-Mobile as indicated above.

SOURCE Sprint

Related Links

http://www.sprint.com